SEC
Mail Processing
Section

MAR 06 2019

Washington DC
408



19008816

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69620

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2018__ AND ENDING __12/31/18__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ascent Capital Advisors (America) LLC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

27 Imperial Avenue, Top Floor

(No. and Street)

Westport	CT.	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew Kleeger 203-557-8856

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC Certified Public Accountants And Advisors, A Professional Corp

(Name – *if individual, state last, first, middle name*)

546 5th Avenue	NYC	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Andrew Kleeger _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascent Capital Advisors (America) LLC. _____, as of December 31st _____, 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____
Signature

CRO, Principal.

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ]

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES W HOLLINGER - NOTARY PUBLIC
County of Park
State of Wyoming
My Commission Expires January 29, 2020

State of WY

County of Teton

Subscribed and sworn to (or affirmed) before me on this 27 day of February, 2019 by

Andrew J Kleeger _____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public James W. Hollinger

ASCENT CAPITAL ADVISORS (AMERICA) LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2018

ASCENT CAPITAL ADVISORS (AMERICA) LLC
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES



Certified Public
Accountants and Advisors
A Professional Corporation

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
  Ascent Capital Advisors (America) LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ascent Capital Advisors (America) LLC. (the "Company") as of December 31, 2018, the related statement of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Ascent Capital Advisors (America) LLC's as of December 31, 2018, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Ascent Capital Advisors (America) LLC's management. Our responsibility is to express an opinion on the Ascent Capital Advisors (America) LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Ascent Capital Advisors (America) LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000   Tel 212 682-1234   Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496   Tel 908 272-7000   Fax 908 272-7101

Supplemental Information

The supplementary information contained in Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Ascent Capital Advisors (America) LLC's financial statements. The supplemental information is the responsibility of the Ascent Capital Advisors (America) LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

We have served as Ascent Capital Advisors (America) LLC's auditor since 2015.

New York, New York
February 26, 2019

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

	$
ASSETS	
Cash and cash equivalents	364,786
Due from related parties, net	249,032
Prepaid expenses	44,208
Investments	322,980
Property, plant and equipment, net	5,726
Deposits	7,600
Total assets	994,332
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable	2,243
Accrued expenses	34,500
Total liabilities	36,743
Member's equity	957,589
Total liabilities and member's equity	994,332

The accompanying notes form an integral part of these financial statements.

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

	$
Revenue	
Fees income	855,321
Interest income	348
Total revenue	855,669
Expenses	
Fees paid to affiliates	131,250
Employee compensation and benefits	124,071
Stock-based compensation	110,788
Technology and communications	10,289
Occupancy and equipment	36,619
Business registration fee	812
Intercompany management and support fees	18,616
Professional fees	110,397
Travel, meals and entertainment	38,537
Loss on investment	2,366
Administrative and other expenses	107,162
Total expenses	690,907
Income before provision for income taxes	164,762
Provision for income tax	--
Net income	164,762

The accompanying notes form an integral part of these financial statements.

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	$
Balance at January 1, 2018	408,139
Member's contribution	273,900
Stock-based compensation	110,788
Net income	164,762
Balance at December 31, 2018	957,589

ASCENT CAPITAL ADVISORS (AMERICA) LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

	$
Cash flows from operating activities	
Net Income	164,762
Adjustments to reconcile net income to net cash	
used in operating activities	
Depreciation	2,431
Stock-based compensation (member contribution	110,788
related to grant of shares)	
Loss on investment	2,366
Fees income received in equity	(319,576)
(Increase)Decrease in assets	
Accounts receivable	116,250
Due from related parties	(99,354)
Prepaid expenses	(17,644)
Increase (Decrease) in liabilities	
Accounts payable	60
Net cash used in operating activities	(39,917)
Cash flows from financing activities	
Cash contribution from member	100,000
Net cash generated from financing activities	100,000
Net increase in cash and cash equivalents	60,083
Cash and cash equivalents at beginning of year	304,703
Cash and cash equivalents at end of year	364,786

Supplemental disclosure of cash flow information	
Interest paid	-
Income taxes paid	-

Disclosure of non-cash financing activity	
Stock-based compensation (member contribution related to grant of shares)	110,788
Sale of equity investment to parent (member contribution related to common control transaction – see Note 7)	173,901

The accompanying notes form an integral part of these financial statements.

ASCENT CAPITAL ADVISORS (AMERICA) LLC

NOTES TO THE FINANCIAL STATEMENTS

1   **Description of business**

Ascent Capital Advisors (America) LLC ("Ascent LLC" or the "Company") is a limited liability corporation formed in the State of Delaware on March 17, 2015. Except as otherwise provided by the Delaware Limited Liability Company Act (the "Act"), the debts, obligations and liabilities of the Company shall be solely the debts, obligations and liabilities of the Company, and a member of the Company shall not be obligated for any such debt obligation or liability of the Company solely by reason of being a member of the Company. The Company shall dissolve upon the first to occur of the following (i) the written consent of the board or (ii) the entry of a decree of judicial dissolution under Section 18-802 of the Act. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is licensed to conduct activities as a finder and distributor of Private Placements for Limited Partnerships, General Partnerships and Corporations. Clients of Ascent are exclusively Accredited Investors, Qualified Purchasers or Institutional Investors. Securities in which the Company expects to engage will generally involve those that are not registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Act of 1933 and that are eligible for the exemption under Regulation S and under Rules 504, 505 and 506 of Regulation D. Ascent LLC has one class of equity interests which is 100% held by Ascent Capital Advisors Holdings Limited ("Ascent Holdings"), a limited liability company registered in British Virgin Islands. The Company works closely with its Hong Kong affiliate (also a wholly-owned subsidiary of Ascent Holdings), Ascent Capital Advisors Limited ("Ascent Limited"), which is a financial services firm regulated by the Hong Kong Securities and Futures Commission ("SFC"), and its Investment Advisor affiliate (also a wholly-owned subsidiary of Ascent Holdings), Alpha Ascent Ventures LLC ("Ascent AA"), which is a corporation with limited liability formed in the State of Delaware of the United States.

2   **Summary of significant accounting policies**

(a)   **Basis of Presentation**

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(b)   **Cash and Cash Equivalents**

The Company classifies cash equivalents as highly liquid instruments with original maturities of three months or less when purchased. The Company does not have any cash equivalents at December 31, 2018.

(c)   **Income Taxes**

The Company has elected to be taxed as a C corporation for US Federal income taxes.

The Company utilizes an asset and liability approach to accounting for income taxes such that the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. A valuation allowance is recognized against deferred tax assets if it is more likely that such assets will not be realized in future years. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income and deductions.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification ("ASC") Topic 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on the technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's U.S Federal and Connecticut income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The returns for fiscal years ended December 31, 2015 through 2018 are open for examination. If any, the Company records interest and penalties in the Administrative and other expense caption of the Statement of Operations.

ASCENT CAPITAL ADVISORS (AMERICA) LLC

NOTES TO THE FINANCIAL STATEMENTS

2   **Summary of significant accounting policies (Continued)**

(d)   Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(e)   Financial Instruments

ASC Topic 825, "Financial Instruments", requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash, amounts due to/from related parties, prepaid expenses, deposits, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such the assets and obligations.

(f)   Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Depreciation of property, plant and equipment is calculated using the straight-line method over their estimated useful lives, as follows:
- Computer equipment   5 years
- Office equipment   7 years

The assets' useful lives are reviewed, and adjusted if appropriate, at each end of the reporting period.

(g)   Fair Value Measurements

FASB ASC Topic 820, "Fair Value Measurement", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

-    Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
-    Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
-    Level 3 are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability.

ASCENT CAPITAL ADVISORS (AMERICA) LLC

NOTES TO THE FINANCIAL STATEMENTS

2   Summary of significant accounting policies (Continued)

(h)   Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable, provided it is probable that the economic benefits will flow to the Company and the revenue and costs, if applicable, can be measured reliably. Revenue is recognized as follows:

(i)   Provision of services

Provision of services is recognized when the broker or placement services are completed for our clients. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the services rendered have been resolved.

(ii)   Interest income

Interest income is recognized on a time-proportion basis using the effective interest method.

(i)   Long Lived Assets Impairment

Certain long-term assets of the Company are reviewed when changes in circumstances require management to determine if their carrying values have become impaired, pursuant to guidance established in ASC Topic 360, "Property, Plant and Equipment". Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations, undiscounted and without interest charges. If impairment is deemed to exist, the asset will be written down to fair value. As of December 31, 2018, management expects these assets to be fully recoverable.

(j)   Accounts Receivable

Accounts receivable represent payments receivable from clients for broker or placement services provided by the Company.

(k)   Allowance for Doubtful Accounts

The Company estimates the allowance for doubtful accounts based upon a review of outstanding receivables and historical collection information by client. Unless otherwise agreed with a client, normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. Accounts receivable are written off when they are determined to be uncollectible. The Company considers all accounts receivable at December 31, 2018 to be collectible and no allowance for doubtful accounts is deemed necessary at that date.

3   Related Parties Transactions

On October 21, 2015, Ascent LLC, Ascent Limited and Ascent Holdings entered into an Intercompany Services and Expense Sharing Agreement which was further amended on March 2, 2016 and November 16, 2018, respectively (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Ascent Limited and Ascent Holdings, on a monthly basis, for services provided to Ascent LLC, as well as a proportional share of salaries and related expenses of personnel employed by Ascent Limited performing services on behalf of Ascent LLC, and a proportional share of certain other costs and expenses paid on behalf of Ascent LLC, including IT expenses and other general, administrative and overhead expenses and vice versa. There is no repayment term defined in the agreement. During the year ended December 31, 2018, Ascent LLC incurred $27,930 of expenses under the Expense Sharing Agreement.

As of December 31, 2018 the Company has a payable in the amount of $60,848 to Ascent Limited, which includes $15,565 payable under the Expense Sharing Agreement, $4,033 of unreimbursed

ASCENT CAPITAL ADVISORS (AMERICA) LLC

NOTES TO THE FINANCIAL STATEMENTS

3   Related Parties Transactions (Continued)

expenses paid by Ascent Limited on behalf of Ascent LLC and a $41,250 placement fee payable by the Company to Ascent Limited.

The Company was engaged by Ascent Limited to act as a placement agent in the United States to raise investment funds for Reverence Capital Partners Opportunities Fund II, L.P. The placement fee of $154,500 earned by the Company is payable in sixteen equal installments on a quarterly basis over a period of four years. Due to the payment period being greater than one year, the Company has discounted the receivable at a 3% interest rate, yielding a discount of $8,681 which will be amortized to interest income over the four year period of the receivable. During the year ended December 31, 2018 $348 was recognized as interest income. As of December 31, 2018 the receivable related to placement fee payable by Ascent Limited to the Company is $136,313.

As of December 31, 2018 the Company has net receivable in the amount of $181,901 from Ascent Holdings.

The Company raised capital for three related entities where the sole director was an associated person of the Company's affiliate. Revenues related to these transactions were $21,100 in the year ended December 31, 2018.

4   Credit/Concentration Risks

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2018, the Company believes it was not exposed to such risk.

Cash and cash equivalents consist of unrestricted cash balances held with a major financial institution. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. At December 31, 2018, the Company had approximately $130,000 of cash exceeding the insured deposit limit. From time to time, the Company's balances may exceed the limits of the FDIC; however, the Company believes that its credit risk exposure is limited due to the high credit quality of the institution holding its cash.

One client accounted for 63% of total revenue.

5   Income Tax

The Company files a U.S. Federal and Connecticut State income tax returns.

The Company is subject to Connecticut State taxes based on capital.

Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2018 are as follows:

ASCENT CAPITAL ADVISORS (AMERICA) LLC

NOTES TO THE FINANCIAL STATEMENTS

5   **Income Tax (Continued)**

Deferred Tax Asset:

Net Operating Losses	$258,000
Amortization of Start-up Costs	16,000
Stock-based Compensation	41,000
Loss on Investment	1,000
	316,000

Deferred Tax Liability:

Fixed Assets	(1,000)
Total Deferred Tax Asset	315,000
Valuation allowance	(315,000)
	$0

Due to the uncertainty of earning future taxable income against which the deferred tax asset could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded. The net change in the total valuation allowance during the year decreased by $66,000. The Company had no tax liability for uncertain tax positions as of December 31, 2018. At December 31, 2018, the Company has approximately $922,000 of net operating loss carryovers for Federal income tax purposes. These losses expire in 2035 through 2038.

6   **Property and Equipment**

As of December 31, 2018, property and equipment consist of the following:

Computer equipment	$10,279
Office equipment	2,627
Total	12,906
Accumulated depreciation	(7,180)
Property and equipment, net	$ 5,726

Depreciation expense for the year ended December 31, 2018 was $2,431.

7   **Investments**

The Company's investment holdings include investments in minority stakes in unlisted equity securities which are considered as Level 3 investments within the fair value hierarchy. Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently. The Company applied recent transaction with milestone analysis, market comparables, and other generally accepted pricing models to determine fair value estimates.

	December 31, 2018
Investment in Healthy Outlook Holdings Limited	$3,404
Investment in Arq Limited	319,576
Unlisted equity investments, at fair value	$322,980

ASCENT CAPITAL ADVISORS (AMERICA) LLC

NOTES TO THE FINANCIAL STATEMENTS

7   Investments (Continued)

On August 13, 2018, the Company sold $181,901 of investments with a purchase price of $8,000 to Ascent Holdings. This is considered as a common control transaction and therefore the gain of $173,901 is recorded as member's contribution in the Statement of Changes in Member's Equity. The $181,901 is included in Due from related parties on the balance sheet.

The Company has written down $2,366 of investments in 2018.

As at December 31, 2018, the Company has also recorded $319,576 of investments, which represents fee income for services rendered during the year to be received in the form of equity, valued at the same price as the shares sold in the related fund raise.

The Company has also entered into economic assignee agreements related to third party venture capital fund partnerships, where the fund manager has assigned a portion of its carried interest to the Company for past services. As at December 31, 2018, the fund manager was entitled to no carried interest and there was no value assigned to the Company.

8   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1) which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $5,000 or 6-2/3 % of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 1500% for a broker/dealer in business. At December 31, 2018, the Company had net capital of $328,043, which was $323,043 in excess of its net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital was .11 to 1.

The Company is exempt from the provision of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of this rule.

9   Stock-based Compensation

The CEO of the Company was granted ordinary shares of Ascent Holdings ("Restricted Stock Awards" or "RSA"). The shares were valued by independent valuation services. Subject to the CEO's continued employment with the Company on each vesting date, shares are vested according to the below schedule.

	Grant date	Shares granted	Ownership of Ascent Holdings on fully diluted basis	Share value	Vesting Schedule
First RSA	August 11, 2015	1,992	Approx. 8.5%	$200,000	41.2% on Grant Date; 23.5% on April 20, 2017; 23.5% on April 20, 2018; and 11.8% on April 20, 2019
Second RSA	June 1, 2018	349	Approx. 1.3%	$146,999	33.52% on Grant Date; 33.24% on April 1, 2019; and 33.24% on April 1, 2020

Compensation expense related to the First Restricted Stock Award and Second Restricted Stock Award amounted to $110,788 for the year ended December 31, 2018. This is considered as member's contribution to equity and is included in the Statement of Changes in Member's Equity. As of December 31, 2018, there were 19 restricted share units unvested and outstanding with a weighted average exercise price of $100 for First Restricted Stock Award; and also 114 restricted share units unvested and outstanding with a weighted average exercise price of $421 for Second Restricted Stock Award. The total unrecognized compensation cost related to non-vested restricted

ASCENT CAPITAL ADVISORS (AMERICA) LLC

NOTES TO THE FINANCIAL STATEMENTS

9   Stock-based Compensation (Continued)

share units is $49,763, which is expected to be recognized over a weighted average period of 0.30 years and 0.95 years, respectively.

10   Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2018 through February 26, 2019, which is the date that the financial statements were available to be issued.

ASCENT CAPITAL ADVISORS (AMERICA) LLC
SUPPLEMENTARY SCHEDULE I
AS OF DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total member's equity			$	957,589
Nonallowable assets				
Due from related parties, net	$	(249,032)		
Prepaid expenses		(44,208)		
Investments		(322,980)		
Property and equipment, net		(5,726)		
Deposits		(7,600)		
Total nonallowable assets				(629,546)
Net Capital			$	328,043

Aggregated indebtedness
Items included in the statement of financial condition

Accounts payable and accrued expenses	$	36,743
Total aggregate indebtedness	$	36,743

Computation of basic net capital requirement
Minimum net capital required (the greater of $5,000 or 6-2/3% of
Aggregated Indebtedness

Aggregated Indebtedness	$	5,000
Excess Net Capital	$	323,043
Ratio: Aggregate indebtedness to net capital		.11 to 1

STATEMENT PURSUANT TO PARAGRAPH (D) (4) OF RULE 17A-5

There are no material differences between the preceding computation and the Company's corresponding
unaudited Part II of Form X-17A-5 as of December 31, 2018.

ASCENT CAPITAL ADVISORS (AMERICA) LLC
SUPPLEMENTARY SCHEDULE II
AS OF DECEMBER 31, 2018

<u>COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION</u>

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are
limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.



Certified Public Accountants and Advisors
A Professional Corporation

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
  Ascent Capital Advisors (America) LLC

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3(k), in which (1) Ascent Capital Advisors (America) LLC identified the following provisions of 17 C.F.R. §15c3-3 under which Ascent Capital Advisors (America) LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) Ascent Capital Advisors (America) LLC stated that Ascent Capital Advisors (America) LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ascent Capital Advisors (America) LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ascent Capital Advisors (America) LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MSpc *MSPC*
Certified Public Accountants and Advisors,
A Professional Corporation

New York. New York
February 26, 2019

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000   Tel 212 682-1234   Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496   Tel 908 272-7000   Fax 908 272-7101

ASCENT CAPITAL ADVISORS (AMERICA) LLC

Member FINRA/SIPC | 27 Imperial Avenue, Top Floor, Westport, CT 06880, USA

Management Statement Regarding Compliance with the Exemption Provisions of
SEC Rule 15c3-3

Ascent Capital Advisors (America) LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k):(2)(i)

(2) The Company met the identified exemption provisions throughout the most recent fiscal year without exception

Ascent Capital Advisors (America) LLC

We, as the management of the Company, affirm that, to our best knowledge and belief, this exemption report is true and correct.

By:

Andrew J. Kleeger, CEO
Date: 2/27/2019



Certified Public PC
Accountants and Advisors, P.C.

An independent firm associated with
Moore Stephens International Limited

MOORE STEPHENS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
    Ascent Capital Advisors (America) LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Ascent Capital Advisors (America) LLC and the SIPC, solely to assist you and SIPC in evaluating Ascent Capital Advisors (America) LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Ascent Capital Advisors (America) LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Ascent Capital Advisors (America) LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Ascent Capital Advisors (America) LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

MSPC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York. New York
February 26, 2019

www.mspc-cpa.com
340 North Avenue, Cranford, NJ 07016-2496   Tel 908 272-7000   Fax 908 272-7101
546 5th Avenue, New York, NY 10036-5000   Tel 212 682-1234   Fax 212 687-8846
Member of the American Institute of Certified Public Accountants Center for Public Company Audit Firms and Private Companies Practice Section



SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _December 31, 2018_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

REVISED----REVISED

8-69620   FINRA   Dec
Ascent Capital Advisors (America) LLC
27 Imperial Avenue, Top Floor
Westport, CT 06880

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Mattera 631-472-3998

2. A. General Assessment (item 2e from page 2) $ _____ 1,283

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_____ 338)
       July 17th 2018
       _____
              Date Paid

   C. Less prior overpayment applied   (_____ 958)

   D. Assessment balance due or (overpayment)   _____ (13)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____ (13)

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _____ 0

   H. Overpayment carried forward $(_____ 13)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ascent Capital Advisors (America) LLC
_____
(Name of Corporation, Partnership or other organization)

Richard J Mattera
_____
(Authorized Signature)

Dated the __4th__ day of __February__ , 20 _19_ .

Financial & Operations Principal
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning <u>January 1, 2018</u>
and ending <u>December 31, 2018</u>

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 853,303

2b. *Additions:*

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.   176,267

         Total additions   176,267

2c. *Deductions:*

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   173,901

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii)

        Total deductions   173,901

2d. SIPC Net Operating Revenues $ 855,669

2e. General Assessment @ .0015   **Rate effective 1/1/2017** $ 1,283

(to page 1, line 2.A.)